WESTERN SIZZLIN CORPORATION

                                                                                                                            October 28, 2009

VIA EDGAR AND FACSIMILE

David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Western Sizzlin Corporation
Form 10-K for the year ended December 31, 2008
File No. 000-25366

Dear Mr. Humphrey,

On behalf of Western Sizzlin Corporation (the “Company,” “we,” “us” or “our”), set forth below are the Company’s response to the follow-up letter of comment dated October 21, 2009 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”).  For your convenience, we have reproduced the text of the Staff’s comment in italics below and the Company’s response appears immediately below the comment.

Form 10-K for the year ended December 31, 2008

Note 19. Investment in Unconsolidated Joint Venture, page F-28

1.
We note your response to our previous comment 9 and the accompanying table showing your calculation.  However, it appears you have used a denominator of 4 (years) in computing the average income for fiscal 2006 under Rule 1-02(w)(3)(2). Please note that in computing average income over the previous 5 years, a denominator of 5 is always used.  In addition, we note that you have utilized income averaging for fiscal 2007.  Income averaging is not available where the registrant has reported a loss in the latest fiscal year.  Please recomputed the income test for fiscal 2006 and fiscal 2007 and provide any financial statements required pursuant to Rule 3-09 (a) and (b) of Regulation S-X.

The Company advises the Staff that the Company is a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, since the Company had a public float of less than $75 million as of the last business day of the second fiscal quarter of fiscal 2008 and as of the last business day of  its most recently completed second fiscal quarter.  Accordingly, the Company believes that Rule 3-09 of Regulation S-X does not apply to the Company under the guidance provided by Section 2400.2 of the Division of Corporation Finance’s Financial Reporting Manual.  The Company advises the Staff that the Company inadvertently checked the incorrect box on the cover page of the Form 10-K and will make sure to check the “smaller reporting company” box on the cover page of its future filings as it has for its most recent Quarterly Report on Form 10-Q filed on August 11, 2009.

October 28, 2009

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s response to the Staff's comment, or require any additional information, please contact the undersigned at (540) 345-3195 ext. 406.

Sincerely,

/s/ Robyn Mabe

Robyn B. Mabe
Vice President and Chief Financial Officer
Western Sizzlin Corporation